RADICA ANNOUNCES LICENSING AGREEMENT
                    WITH SSD CO. LTD FOR NEW GAME TECHNOLOGY

FOR IMMEDIATE RELEASE                       CONTACT: PATRICK S. FEELY
JANUARY 18, 2000                            PRESIDENT & CEO
                                            (LOS ANGELES, CALIFORNIA)
                                            (626) 744 1150

                                            DAVID C.W. HOWELL
                                            PRESIDENT ASIA OPERATIONS
                                            & CFO
                                            (HONG KONG)
                                            (852) 2688 4201



(Hong Kong) Radica Games Limited (NASDAQ RADA) and SSD Company, Limited, (Shinsedai) Japan announced today that they have entered into a licensing agreement for SSD's new XaviX(TM) technology. XaviX is a single chip, multi-processor integrated circuit designed for generating high quality graphics and sound on a television set. One of the primary benefits of the technology is that it allows game devices (such as handheld and table top games) to connect directly to a television set for display of the game content on the TV screen.

The XaviX technology provides consumers with easy to use Plug & Play(TM) games designed to appeal to the whole family and not requiring connection through an existing video game system. As part of its agreement with SSD, Radica will act as the exclusive sublicensing agent for the XaviX technology in the North American market for entertainment applications including toy and game applications. Radica plans to show this exciting new technology to potential sub-licensees for the first time at the New York Toy Fair in February and will be contacting both toy and video game companies to attend demonstrations at that time.

The Company said it plans to display its 2000 line of four XaviX-based products at the upcoming New York Toy Fair and at the E3 Show in May. The initial products include baseball, hunting, ping-pong and a musical game. The products involve realistic physical control forms including a baseball bat, a hunting rifle, ping pong paddles and a musical control device, which connect to any TV set via infrared and wired connections. The television provides high quality graphic display and sound for the games. The interaction between the physical game device and the TV display provides a very realistic gaming experience and is possible at a reasonable target retail price of approximately $50. The initial products are expected to ship in the second half of 2000. Additional products are planned for 2001 launch.

Pat Feely, Radica's CEO said, "The XaviX technology is among the most exciting innovations in game technology we have ever seen. It will set the standard for the next generation of handheld and table top games. Previously our games played on small LCD screens. Now consumers will be able to plug handhelds directly into their TV sets and enjoy great graphics and sound along with Radica's well known game play."

"Radica is thrilled to have the opportunity to market a line of products featuring the XaviX technology as well as to partner with SSD in licensing the technology to other companies in North America. We intend to capitalize on this opportunity by aggressively developing and sublicensing unique and compelling game experiences in this new format."

     The foregoing discussion contains forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from projected results. Forward-looking statements include statements about efforts to attract or prospects for additional or increased business, new product introductions and other statements of a non-historical nature. Actual results may differ from projected results due to various Risk Factors, including Risks of Manufacturing in China, Dependence on Product Appeal and New Product Introductions, and Dependence on Major Customers, as set forth in the Company's Annual Report on Form 20-F for the fiscal year ended October 31, 1998, as filed with the Securities and Exchange Commission. See "Item 1. Description of Business - Risk Factors" in such report on Form 20-F.


Radica Games Limited (Radica) is a Bermuda company headquartered in Hong Kong (NASDAQ:RADA). Radica is a leading developer, manufacturer and distributor of electronic games including handheld games, video game controllers and tabletop games. Radica has subsidiaries in the U.S.A., Canada and the U. K., and a factory in Dongguan, Southern China. More information about Radica can be found on the Internet at "www.radicagames.com."

SSD Company, Limited, is a privately held company headquartered in Kusatsu City, Japan. SSD is a product development company that designs, develops and sells integrated circuits and develops related application software.



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